Exhibit 10.1

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Sublicense AGREEMENT

This Sublicense License Agreement (“Agreement”) is effective as of the date of the last signature on the signature page (“Effective Date”) and is made by and between Silo Pharma, Inc., a Delaware corporation (“Silo”) and Aikido Pharma, Inc., a Delaware Corporation (“Aikido”).

Article I. BACKGROUND

1.1 A valuable invention generally known as “Central nervous system-homing peptides in vivo and their use for the investigation and treatment of multiple sclerosis and other neuroinflammatory pathology” (the “Invention”), has been made by Kamal Moudgil, MD, PhD and Bodhraj Acharya, PhD (“University Inventors”).

1.2 Subject to certain rights retained by the U.S. Government in inventions resulting from federally supported work, under the IP Policies (as defined below): (a) the University of Maryland, Baltimore (“University”) owns the Invention; and (b) University is the record owner of the Invention, which has been confirmed by the execution of assignments to University from the University Inventors.

1.3 Research described in the Invention was funded in part by grant 5R21NS082918 from the National Institutes of Health.

1.4 University and Silo entered into a Master License Agreement dated as of February 12, 2021 (the “MLA”), which permits Silo to grant sublicenses under terms set forth in the MLA.

1.5 Silo is interested in sublicensing the Invention to Aikido, and Aikido is interested in sublicensing the invention from Silo, on the terms and conditions set forth in this Agreement. Silo and Aikido have entered into this Agreement of their own free will. The terms of this Agreement were agreed upon in an arm’s length transaction.

Article 2. DEFINITIONS

In this Agreement, the following terms have the meanings set forth in this Article.

2.1 “Aikido Affiliate”: Any Person which controls, is controlled by, or is under common control with Aikido. For purposes of this definition only, “control” means (a) to possess, directly or indirectly (through one or more intermediaries), the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, or (b) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other ownership interest of a Person.

2.2 “Aikido Improvement”: An invention which: (1) is made by Aikido Personnel or on behalf of Aikido, either solely or jointly with other inventor(s): (2) is made after the Effective Date; (3) is directly based on, derived, from, or related to the Patent Rights, but is not included within the definition of Patent Rights; (4) is or may be patentable or otherwise protected or protectable under law as intellectual property; and (5) either cannot be practiced without infringing one or more claims of the Patent Rights, or would itself be infringed by the practicing of the Patent Rights.

2.3 “Aikido Personnel”: Officers, directors, employees of Aikido and/or any Aikido Affiliate. Aikido Personnel shall also include independent contractors, agents, and representatives of Aikido and/or any Aikido Affiliate, when those individuals are acting in such capacity.

2.4 “Bankruptcy”: As defined in Section 8.2.4.

2.5 “Business Day”: A day other than a Saturday, Sunday, federal holiday, holiday observed by University, or any day on which the University campus is closed.

2.6 “Change of Control”: Any one of the following: (a) a sale, lease, transfer, or other disposition of all or substantially all of the assets or business of Aikido; (b) a merger, consolidation, reorganization, recapitalization, share exchange, business combination, or similar form of transaction in which the equity holders of Aikido immediately prior to such transaction cease to own collectively fifty percent (50%) or more of the equity securities of the successor entity of Aikido; or (c) the acquisition of fifty percent (50%) or more of the equity securities of Aikido by a person or group of persons acting in concert, in each case, whether through a single transaction or a series of related transactions.

2.7 “Clinical Trial”: A human Clinical Trial of a Licensed Product that satisfies the requirements of 21 C.F.R. §312.21, or its foreign equivalent. A Clinical Trial shall be considered to have commenced when the Licensed Product has been administered to the first subject in the Clinical Trial.

2.8 “Commercialization Plan”: As defined in Section 4.1.

2.9 “Commercially Reasonable Efforts”: With respect to the development or commercialization of a Licensed Product, efforts that are consistent with those utilized by companies of similar size as Aikido with reference to products with similar commercial potential at a similar stage, taking into consideration their safety and efficacy, their cost to develop, the competitiveness of alternative products, the intellectual property landscape, the nature and extent of their market exclusivity, the likelihood of regulatory approval in the material markets, their profitability, the ability of Aikido to raise capital to develop and commercialize products, the overall capital markets environment, and all other relevant factors.

2.10  “Confidential Information”: Information (including without limitation documents, notes, drawings, models, designs, data, results, memoranda, tapes, records, hardware, software, formulae, algorithms, biological materials (including without limitation organisms, cells, viruses, cell products, DNA, cDNA, and RNA sequences), other materials of any kind, standard operating procedures (“SOPs”), strategic business plans, product forecasts, communications with government entities, marketing data, business planning or financial information, pricing information, personnel information, and other commercially sensitive or proprietary information or materials, in hard copy form or in electronic form) which is disclosed by a party to the other party in connection with this Agreement, including without limitation information that: (a) is related to, results from, or arises out of use of the Invention, or practice of the Patent Rights, or (b) is reasonably necessary for the use of the Invention or practice of the Patent Rights, or for the development or commercialization of Licensed Products.

2.11 “Discloser”: As defined in Section 6.1.1

2.12 “Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.

2.13 “Effective Date”: As defined above.

2.14 “Export Control Laws”: The Arms Export Control Act; the Export Administration Act of 1979; the International Traffic in Arms Regulations; the Export Administration Regulations; or any other rules or regulations pertaining to restrictions on use or disclosure of goods, information, or technology, of any applicable governmental agency.

2.15 “FDA”: The U.S. Food and Drug Administration, or any successor agency thereto.

2.16 “Federal IP Policy”: U.S. law and regulations applicable to intellectual property funded in whole or in part by the U.S. Government, including without limitation 35 U.S.C. §200 et seq., 15 U.S.C. §3710a, and 37 C.F.R. Part 401.

2.17 “First Commercial Sale”: The initial sale of a Licensed Product to a third party end user.

2.18 “HIPAA”: The Health Insurance Portability and Accountability Act of 1996, as amended, and all rules and regulations promulgated in connection therewith, including without limitation the Privacy, Security, Breach Notification, and Enforcement Rules at 45 CFR Part 160 and Part 164.

2.19 “IND”: An Investigational New Drug Application submitted to FDA under §505 of the Food, Drug, and Cosmetic Act, which satisfies the requirements of 21 C.F.R. §312; or a similar application to FDA’s foreign equivalents.

2.20 “Infringe,” “infringe,” “infringement,” or any correlative term: Any infringement (whether direct, indirect, contributory or otherwise) of the intellectual property rights of University (including without limitation under the doctrines of claim construction or differentiation, literal overlap or equivalents); or any misuse, misappropriation, theft, or breach of confidence related to the Invention, Licensed Products, Confidential Information, and/or the Patent Rights.

2.21 “Invention”: As defined in Section 1.1.

2.22 “IP Policies”: Collectively: (a) The University System of Maryland Policy on Intellectual Property, effective July 1, 2002, as amended, and any predecessor or successor policy adopted by USM regarding intellectual property and applicable to the Invention and Patent Rights; and (b) the UMB Policy on Intellectual Property, and any successor policy adopted by University regarding intellectual property and applicable to the Invention, Confidential Information, and Patent Rights.

2.23 “Licensed Field”: The use of the Invention and Patent Rights in the therapeutic treatment of neuroinflammatory disease in cancer patients.

2.24 “Licensed Product”: Any product, service, or process, the development, making, use, offer for sale, sale, importation, or providing of which: (a) is covered by one or more claims of the Patent Rights; or (b) contains, comprises, utilizes, incorporates, or is derived from the Invention or any technology disclosed in the Patent Rights.

2.25 “Licensed Territory”: Worldwide.

2.26 “NDA”: A New Drug Application submitted to the FDA to market a new drug under §505 of the Food, Drug, and Cosmetic Act, which satisfies the requirements of 21 C.F.R. §313; or a similar application to FDA’s foreign equivalents.

2.27 “Net Revenues”: The gross revenues received from sales of Licensed Products, less the following: (a) sales or use taxes, value added taxes, excise taxes, customs duties, or other governmental charges; (b) amounts invoiced to the customer for outbound transportation, shipping, handling, and insurance; and (c) amounts actually allowed or credited on returns or rejections or billing errors. “Net Revenues” shall not include any consideration designated specifically and solely for research and development of a Licensed Product.

2.28 “Non-Commercial Organization”: As defined in Section 3.2.2.

2.29 “Non-Commercial Uses”: As defined in Section 3.2.1.

2.30 “Patent Challenge”: Any action before a court or governmental authority which disputes the validity or enforceability of, or otherwise opposes or interferes adversely with the prosecution of, any of the claims of the Patent Rights (including without limitation filing an action under the Declaratory Judgment Act, 28 U.S.C. §2201(a)).

2.31 “Patent Rights”: (a) U.S. and foreign patents and patent applications listed in Schedule A, as it may be amended from time to time by mutual agreement of the parties; (b) all patents and patent applications, whether filed before or after the Effective Date, which claim priority under 35 U.S.C. §119 or the benefit of the filing date under 35 U.S.C. §120 or §371 (but only to the extent of subject matter in a patent or patent application for which priority or benefit is claimed in a patent or patent application described in clause (a)); (c) any divisional, continuation, and continuation-in-part (but only to the extent a claim in a patent or patent application described in clause (a) or (b) covers subject matter disclosed in the continuation-in-part or a claim in the continuation-in-part is directed to subject matter contained in a patent or patent application described in clause (a) or (b)); (d) any patent issuing from any patent or patent application described in clause (a), (b), or (c); (e) any reissue, renewal, reexamination, supplementary protection certificate, or extension of any patent or patent application described in clause (a), (b), (c), or (d); and (f) any foreign counterpart or equivalent of any patent or patent application described in clause (a), (b), (c), (d), or (e).

2.32 “Person”: An individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, estate, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department, agency, or unit of a government.

2.33 “Phase 1 Clinical Trial”: A Clinical Trial that is intended to initially evaluate the safety and/or pharmacological effect in subjects, or that would otherwise satisfy the requirements of 21 C.F.R. §312.21(a), or its foreign equivalent.

2.34 “Phase 2 Clinical Trial”: A Clinical Trial for which a primary endpoint is a preliminary determination of efficacy for a particular indication in patients with the disease and to determine the common short-term side effects and risks associated with the drug, or that would otherwise satisfy the requirements of 21 C.F.R. §312.21(b), or its foreign equivalent.

2.35 “Recipient”: As defined in Section 6.1.1.

2.36 “Sale,” “sale,” “sell,” or any correlative term: The sale, lease, license, transfer, or other disposition of a Licensed Product in return for any type of consideration. Licensed Products shall be considered sold when shipped or invoiced, whichever is first.

2.37 “Sublicense Income”: Consideration in any form received from an Aikido Affilitae for use of the Invention and Patent Rights, or otherwise in consideration of its rights as a sub-sublicensee, including without limitation option fees, up-front fees, license signing fees, license maintenance fees, milestone payments, success fees, and any other consideration paid by or on behalf of the Aikido Affiliate. “Sublicense Income” shall not include any royalties based on sales of Licensed Products by the Aikido Affiliate.

2.38 “Term”: The period commencing as of the Effective Date, and ending upon the expiration or termination of this Agreement.

2.39 “University Inventors”: As defined in Section 1.1.

2.40 “University Personnel”: University Inventors; and University faculty members, employees (including without limitation post-doctoral fellows), and students.

2.41 “University Related Organizations”: USM; any constituent institution, center, or institute that is part of USM; University of Maryland Medical System Corporation (and its subsidiaries and affiliates); faculty practice organizations of University; and the Baltimore Veterans Administration Medical Center.

2.42 “USM”: The University System of Maryland, a public corporation and an instrumentality of the State of Maryland.

2.43 “USPTO”: The U.S. Patent and Trademark Office.

Article 3. GRANT OF LICENSE

3.1 License.

3.1.1 Silo hereby grants to Aikido, and Aikido hereby accepts, an exclusive sublicense, but only during the Term, within the Licensed Field, and in the Licensed Territory: (a) to make, have made, use, sell, offer to sell, and import the Licensed Products ; and (b) in connection therewith, to use the Invention and to practice the Patent Rights.

3.1.2 However, the sublicense is subject to: (a) rights of the U.S. Government; and (b) the terms and conditions of this Agreement, including without limitation Section 3.2.

3.1.3 All fields of use which are not specifically included in the definition of the “Licensed Field” are excluded, and Silo grants no sublicense or other right with respect to those excluded fields of use.

3.2 University’s Reservation of Rights. Aikido acknowledges and agrees that, notwithstanding anything contained in this Agreement to the contrary, pursuant to the MLA, University has specifically reserved for itself and University Related Organizations the following rights:

3.2.1 To use the Invention, to practice under the Patent Rights, and to make and use Licensed Products on a royalty-free basis for research, scholarly use, teaching, education, patient care incidental to the foregoing, and other similar uses (“Non-Commercial Uses”);

3.2.2 To license government agencies, universities or other educational institutions, organizations of the type described in §501(c)(3) of the Internal Revenue Code, scientific or educational organizations qualified under a state nonprofit organization statute (or foreign equivalents of the foregoing) (“Non-Commercial Organizations”) to use the Invention, to practice under the Patent Rights, and to make and use Licensed Products, on a royalty-free basis solely for Non-Commercial Uses; and to provide material and information (excluding Confidential Information of Aikido and Aikido Affiliates) to Non-Commercial Organizations solely for Non-Commercial Uses;

3.2.3 Subject to Article 7 of the MLA (Confidentiality), to disseminate and publish scientific findings from research related to the Invention and Patent Rights, and to permit University Personnel to do the same; and

3.2.4 To license the Patent Rights, and to provide material and information (excluding Confidential Information of Aikido and of Aikido Affiliates), to third parties for uses outside the Licensed Field.

3.3 Aikido Affiliates.

3.3.1 Aikido may assign, sub-sublicense, grant, or otherwise convey any rights or obligations under this Agreement to an Aikido Affiliate, without obtaining Silo’s prior written consent. No sublicense is conveyed under this Agreement to any Aikido Affiliate, except pursuant to this Section 3.3.

3.3.2 In the event of an assignment, sub-sublicense, grant, or other conveyance to an Aikido Affiliate:

(a) The terms and conditions of the assignment, sub-sublicense, grant, or other conveyance must be consistent with this Agreement;

(b) The Aikido Affiliate may not assign, sub-sublicense, grant, or otherwise convey any rights to any other Person, without the prior written consent of Silo and University (which may be withheld in their sole discretion);

(c) Aikido shall identify to Silo the name and address of any such Aikido Affiliate, and shall promptly provide to Silo and University a true and complete copy of each relevant agreement or document and any amendments;

(d) Aikido Affiliate shall be bound by all of Aikido’s duties, obligations, and responsibilities under this Agreement; and

(e) Aikido and that Aikido Affiliate shall be jointly and severally liable for all of their respective duties, obligations, and responsibilities under this Agreement, including without limitation the payment of royalties, whether or not paid to Aikido by Aikido Affiliate.

3.3.3 Unless the context specifically indicates otherwise, the definition of “Aikido” as used in this Agreement shall be construed to mean “Aikido Pharma, Inc. and those Aikido Affiliates which have received an assignment, sub-sublicense, grant, or other conveyance pursuant to Section 3.3, as the case may be.”

3.4 No Sublicenses. Aikido may not assign, sub-sublicense, grant, or otherwise convey any rights or obligations under this Agreement to any Person, other than to an Aikido Affiliate pursuant to Section 3.3.

3.5 No Implied Rights. This Agreement confers no license or rights by implication, estoppel, or otherwise in any intellectual property, except as explicitly set forth in this Agreement. Any rights not expressly granted to Aikido under this Agreement are expressly reserved by Silo.

3.6 Government Rights and Regulations.

3.6.1 The U.S. Government retains certain rights in the Invention under Federal IP Policy. This Agreement is subject in all respects to Federal IP Policy.

3.6.2 As a condition of the licenses granted under this Agreement, Aikido agrees to comply with and acknowledges all aspects of Federal IP Policy which are applicable to the Invention and Patent Rights (unless duly waived or exempted by the U.S. Government). This includes without limitation the obligation that Licensed Products used or sold in the U.S. be manufactured substantially in the U.S., unless the U.S. Government determines that reasonable attempts to do so have been unsuccessful or domestic manufacture is not commercially feasible. Nothing contained in this Agreement shall obligate Silo to take any action that would conflict in any respect with its past, current, or future obligations to the U.S. Government under Federal IP Policy.

3.6.3 The use and disclosure of Confidential Information acquired pursuant to this Agreement and the exercise of the license granted by this Agreement are subject to the Export Control Laws, assets, and financial control regulations of the U.S., including without limitation restrictions under regulations of the U.S. that may be applicable to direct or indirect re-exportation of Confidential Information or of equipment, products, or services directly produced by use of Confidential Information. Aikido is responsible for complying with those regulations, in addition to the obligations set forth in Section 6.6.

3.6.4 The U.S. Government retains the right in certain circumstances set forth in Federal IP Policy to require University to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive license to use the Invention or Patent Rights in the applicant’s field of use on terms that are reasonable under the circumstances; or, if University fails to do so, to grant a license itself. The U.S. Government also retains the nonexclusive, nontransferable, irrevocable, royalty-free, paid-up right to practice or have practiced the Invention or Patent Rights throughout the world by or on behalf of the U.S. Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the U.S. Government is a signatory.

3.7 Improvements.

3.7.1 Aikido shall promptly report to Silo and University in writing any Aikido Improvement made by Aikido during the Term.

3.7.2 Aikido grants to University, and University hereby accepts, a non-exclusive, non-transferable, irrevocable, and royalty-free license to practice Aikido Improvements consistent with the reservation of rights set forth in Sections 3.2.1 and 3.2.3.

3.8 Patent Challenges.

3.8.1 Prior to taking or causing the taking of any Patent Challenge concerning the Patent Rights in any forum outside of the USPTO, Aikido agrees to first pursue an appropriate proceeding, filing, or other action in the USPTO in the form of an Inter Partes Review or Post Grant Review. Aikido agrees to await a final determination of any Inter Partes Review or Post Grant Review pursuant to this Section by the tribunal of last resort having jurisdiction prior to taking or causing the taking of the Patent Challenge in a forum outside of the USPTO. Aikido and Silo agree that this Section does not prohibit or limit Aikido’s ability to take or cause the taking of any Patent Challenge, but merely dictates the procedure for a Patent Challenge falling under the scope and kind that the USPTO is authorized to adjudicate.

3.8.2 If Aikido takes or causes the taking of any Patent Challenge, Aikido agrees to pay directly to Silo (and not into any escrow or other account) all royalties, milestone payments, and any other payment due under this Agreement during the period of challenge. If such a Patent Challenge is successful, Aikido shall have no right to recoup any amounts paid before or during the period of the Patent Challenge.

3.8.3 The provisions of this Section 3.7 shall apply in all events jointly and severally to Aikido and all Aikido Affiliates.

Article 4. DILIGENCE REQUIREMENTS

4.1 Commercialization Plan.

4.1.1 Aikido has delivered to Silo prior to execution of this Agreement a commercialization plan, in form and substance reasonably acceptable to Silo. A true and complete copy of the commercialization plan is attached hereto as Schedule B (the “Commercialization Plan”). The Commercialization Plan sets forth Aikido’s plan for research and development required in order to develop Licensed Product(s) in the Licensed Field, and Aikido’s commercialization strategy regarding Licensed Product(s).

4.1.2 Aikido shall provide to Silo semi-annual written reports for the first three (3) years after the Effective Date, and annual written reports thereafter, on progress against the Commercialization Plan. The reports shall be due within thirty (30) days following the expiration of each reporting period. However, no progress reports under this Section shall be due after the First Commercial Sale, because the reporting requirements of Section 7.2 shall apply after that time. Any information or reports provided under this Section shall be treated as Aikido’s Confidential Information subject to Article 6 (Confidentiality).

4.1.3 Aikido shall promptly notify Silo of any substantial change in the Commercialization Plan if such change will materially alter or affect the timely achievement of any diligence milestone set forth on Schedule C. Any amendment of the Commercialization Plan that will materially alter or affect the timely achievement of any diligence milestone shall require the consent and approval of Silo, which shall not be unreasonably withheld, conditioned, or delayed.

4.1.4 Provisions of this Agreement shall be amended by mutual agreement of the parties to the extent reasonably necessary to conform to any approved modifications of the Commercialization Plan, including without limitation the diligence milestones set forth on Schedule C and the milestone payments set forth on Schedule D. Those amendments shall be negotiated reasonably and in good faith by the parties.

4.2 Performance According to Plans. Aikido shall use Commercially Reasonable Efforts to timely perform in accordance with the Commercialization Plan, as it may be duly amended pursuant to Section 4.1.4.

4.3 Licensed Products to Market. Aikido shall use Commercially Reasonable Efforts to bring one or more Licensed Products to market as soon as reasonably practicable in accordance with the Commercialization Plan, as it may be duly amended pursuant to Section 4.1.4.

4.4 Milestones. Aikido shall timely achieve the diligence milestones set forth on Schedule C, as it may be duly amended pursuant to Section 4.1.4.

Article 5. CONSIDERATION

The parties acknowledge and agree that payment obligations set forth in this Article 5 were established for the convenience of the parties after due consideration was given to alternative payment structures. These payment obligations have been agreed by the parties to be the most appropriate and convenient means of valuing Aikido’s right to use the Invention, practice the Patent Rights under this Agreement, and receive the benefit of Silo’s entering into this Agreement. In consideration of the license and rights granted under this Agreement:

5.1 License Fee. Upon execution of this Agreement, Aikido shall pay to Silo a license fee of $[*]. The license fee is non-refundable, and is not creditable against any other fee, royalty, or payment.

5.2 License Maintenance Fee. Waived.

5.3 Milestone Payments. Aikido shall pay to Silo the milestone payments set forth on Schedule D. The milestone payments are not creditable against any other fee, royalty, or payment.

5.4 Royalties. Aikido shall pay to Silo a royalty on sales of Licensed Products by Aikido and Aikido Affiliates, at the following royalty rates:

Increment of Net Revenues During the Applicable Calendar Year	Royalty Rate
Less than $50 Million	[*]%
Greater than $50 Million	[*]%

5.5 Sublicense Income from an Aikido Affiliate.

5.5.1 Aikido shall pay to Silo a percentage of all Sublicense Income which is receivable by Aikido from an Aikido Affiliates as follows:

(a) [*] percent ([*]%) of Sublicense Income which is receivable with respect to any sublicense to an Aikido Affiliate that is executed before the filing of an NDA (or foreign equivalent) for the first Licensed Product; and

(b) [*] percent ([*]%) of Sublicense Income which is receivable with respect to any sublicense to an Aikido Affiliate that is executed after the filing of an NDA (or foreign equivalent) for the first Licensed Product.

5.5.2 Any cash payment due to Silo under this Section 5.4 shall be paid within thirty (30) days after the end of each calendar quarter during which Sublicense Income is received.

(a) Silo shall have the option, in its sole discretion, to have any non-cash Sublicense Income (including without limitation securities) either: (1) paid in kind by Aikido transferring and delivering to Silo the required percentage of Sublicense Income; or (2) paid by Aikido in the cash equivalent of the fair market value of the Sublicense Income. If paid to Silo within thirty (30) days following Aikido’s receipt, the Sublicense Income shall be valued at the fair market value as of the date of payment to Silo.

(b) However, if Aikido cannot transfer and deliver the Sublicense Income within thirty (30) days of Aikido’s receipt without violating an applicable law, regulation, or other legal requirement, or the terms of any agreement or other arrangement with a third party, then Aikido shall transfer and deliver the share of the Sublicense Income to Silo as soon as the transfer is permitted.

(c) Any dispute as to the proper valuation of the share of Sublicense Income shall be resolved pursuant to the dispute resolution procedures set forth in Article 12.

(d) As to any other form of Sublicense Income that cannot be valued as contemplated by this Section 5.5.2, the parties shall negotiate diligently and in good faith to arrive at a mutually agreeable solution under which Silo shall receive its required share.

5.6 Royalty Stacking.

5.6.1 This Section 5.5 shall apply with respect to the sales of Licensed Product(s), if Aikido was legally required to obtain a license from a third party in order to avoid infringing such third party’s patent(s) in the sale of the Licensed Product(s) (a “Required Third Party License”).

5.6.2 Aikido may deduct up to fifty percent (50%) of any royalties due under Required Third Party Licenses for sales of a Licensed Product from any royalties due to Silo under this Agreement; provided, however:

(a) The royalties due to Silo shall not be reduced by more than fifty percent (50%) of the royalties that would have been payable to Silo absent the effects of this Section 5.5; and

(b) Any such deduction shall only apply with respect to a Required Third Party License that contains similar royalty stacking provisions so that the royalty rates payable under this Agreement and such Required Third Party License are reduced on a similar or pro rata basis.

aRTICLE 6: CONFIDENTIALITY

6.1	General Restrictions on Use and Disclosure.

6.1.1 A party (in its capacity as the “Discloser”) may disclose Confidential Information to the other party (the “Recipient”). For a period of five (5) years following its disclosure, Recipient shall hold the Confidential Information in confidence, and may disclose or use the Discloser’s Confidential Information only as permitted by this Agreement. Recipient shall not use the Confidential Information for any other purpose without the prior written consent of Discloser. Recipient shall notify Discloser immediately, and shall cooperate fully, at Discloser’s reasonable request, upon Recipient’s discovery of any loss or compromise of the Confidential Information.

6.1.2 Recipient may give access to or disclose the Discloser’s Confidential Information only to its Personnel who (a) have a need to know the Confidential Information for the purposes permitted by this Agreement, and (b) are required to comply with the obligations of confidentiality and restricted use contained within this Agreement.

6.1.3 The provisions of this Article 6, when applicable to Aikido, shall also be applicable in all events to all Aikido Affiliates. In the event of any disclosure of Confidential Information to an Aikido Affiliate, Aikido and any such Aikido Affiliate will be jointly and severally liable for all of Aikido’s and Aikido Affiliate’s obligations with respect to this Agreement. Aikido shall promptly identify to Silo by name and address all Aikido Affiliates that have or previously had access to any of Silo’s Confidential Information.

6.2	Permitted Use and Disclosure.

6.2.1 The confidentiality obligations created by this Agreement shall not apply if and to the extent that: (a) the information is or becomes generally available to the public (other than through Recipient’s breach of this Agreement or any other agreement, violation of applicable law, or unauthorized act); (b) the information was already in the possession of Recipient at the time of the disclosure (other than pursuant to a confidential disclosure agreement or Recipient’s unauthorized act); (c) the information is or was developed by Recipient independent of and with no reliance upon Confidential Information of Discloser; (d) the information was disclosed to Recipient by a third party which did not acquire the information under an obligation of confidentiality to Discloser; (e) the disclosure or use is reasonably necessary to fulfill or comply with requirements of governmental authorities having jurisdiction, including without limitation the U.S. Securities and Exchange Commission, National Institutes of Health, FDA, and USPTO, and foreign equivalents of the foregoing; or (f) disclosure is required by applicable law.

6.2.2 In the event of disclosure required by applicable law, Recipient shall (to the extent legally permissible) use reasonable efforts to give Discloser prior written notice of disclosure. Recipient, consistent with its counsel’s advice, shall take reasonable and lawful actions to obtain confidential treatment for the Confidential Information and to minimize the extent of the disclosure, or allow Discloser the opportunity to take those actions.

6.3 Markings and Legends. Discloser shall use reasonable efforts to mark all Confidential Information disclosed to Recipient as “Confidential.” If the Confidential Information is not in written or tangible form and marked “Confidential” when disclosed, Discloser shall use reasonable efforts to summarize the information in writing, mark the summary “Confidential,” and provide the summary to Recipient within thirty (30) days after disclosure of the Confidential Information to Recipient. Failure to meet the marking requirements shall not affect Recipient’s confidentiality obligations under this Agreement to the extent that: (a) Recipient has actual knowledge that the information is Confidential Information; (b) the information by its nature would reasonably be considered to be confidential; or (c) the information is disclosed or otherwise made available under circumstances that reasonably indicate that it is confidential or proprietary.

6.4 Confidentiality Practices. Recipient shall only be required to use reasonable efforts to protect the confidentiality of the Discloser’s Confidential Information in a manner consistent with the efforts used by Recipient to protect its own Confidential Information.

6.5 Medical Information. Any Confidential Information that would identify human research subjects or patients shall be maintained confidentially in accordance with applicable law. Use of medical information in connection with this Agreement shall be subject to and conducted in accordance with HIPAA, and the Maryland Confidentiality of Medical Records Act (§4-301 et seq., Health-General Article, Annotated Code of Maryland). If Aikido is a “Business Associate” (as defined in HIPAA): (a) Aikido shall promptly execute a standard Business Associate Agreement as required by HIPAA, and (b) Aikido shall also cause any subcontractor, agent, or other Person under Aikido’s direction or control that is participating in this Agreement to promptly execute a standard HIPAA Business Associate Agreement as required by HIPAA.

6.6 Export Control Laws. Each party shall comply with applicable Export Control Laws and regulations of the United States and other relevant countries as such laws currently exist and as they may be amended from time to time, with respect to any export of Confidential Information and any immediate products and services based thereupon.

6.7 Title. As between Discloser and Recipient, title to the Confidential Information remains exclusively with Discloser.

6.8 Return or Destruction of Confidential Information.

6.8.1 Upon expiration or termination of this Agreement for any reason, Recipient shall either return or destroy the Discloser’s Confidential Information, together with all copies and descriptions of the Confidential Information made by Recipient, and shall provide written certification of the same to Discloser upon request.

6.8.2 Recipient may retain one (1) copy of the Confidential Information for the sole purpose of being able to determine the scope of its obligations of confidentiality under this Agreement. Recipient shall not be required to return or destroy Discloser’s Confidential Information (a) created or maintained as electronic files automatically saved pursuant to standard archiving or back-up procedures, or (b) required to be retained in accordance with applicable law. Recipient may not otherwise use or disclose any of such retained Confidential Information.

6.8.3 If and to the extent any regulatory agency requests access to Recipient’s files after the return of Confidential Information to Discloser, Recipient may either refer that agency to Discloser, or Discloser shall grant Recipient limited access again to that Confidential Information to allow compliance with the request.

ARTICLE 7: REPORTS, PAYMENTS, AND ACCOUNTING

7.1 Records; Audits. During the Term and for five (5) years after its expiration or termination, Aikido shall keep complete, true, and accurate records containing all the particulars that may be reasonably necessary to determine all amounts payable to Silo. The records shall be subject to inspection at any time during regular business hours upon reasonable notice by an independent auditor appointed by Silo for this purpose and reasonably acceptable to Aikido, but not more than once with respect to any 12-month period. This audit shall be at Silo’s expense; provided, however, if the audit determines that Aikido underpaid by an amount which is greater than the cost of the audit, the audit expense shall be payable by Aikido.

7.2 Reports. Within thirty (30) days after the close of each calendar quarter, Aikido shall deliver to Silo a complete, true, and accurate report, giving particulars of the business conducted by Aikido in the preceding period that are pertinent to any accounting for amounts payable under Article 5 (Consideration). These reports shall be certified complete, true, and accurate by an authorized officer of Aikido, and shall include at least the following information for the period:

7.2.1 Accounting for all Licensed Products that were sold and Net Revenues received, including without limitation the number of units of Licensed Products that were sold, total billings for Licensed Products that were sold, and deductions applied in determining Net Revenues; and

7.2.2 Names and addresses of all Aikido Affiliates with rights to use the Invention and Patent Rights.

7.3 Payment with Report.

7.3.1 With each report submitted in accordance with Section 7.2, Aikido must pay to Silo the royalties, fees, or other payments due and payable under this Agreement for the period covered by the report. If no royalties, fees, or other payments are due, Aikido shall so report.

7.3.2 Payments shall be made in U.S. Dollars by check(s) drawn to the order of Silo or by wire transfer of immediately available funds to an account designated by Silo in writing.

7.3.3 Payment shall be made in accordance with the instructions set forth on Schedule F, as it may be changed from time to time by Silo.

7.4 Milestones. Aikido shall report in writing to Silo no later than ten (10) Business Days following the occurrence or satisfaction of each of the diligence milestones set forth on Schedule C, as such diligence milestones may from time to time be amended as contemplated by Section 4.1.4. Aikido shall make milestone payments due upon achievement of the items set forth on Schedule D.

7.5 Interest on Late Payments. Interest is due on any payment to Silo required under this Agreement that is more than thirty (30) days late. The interest rate is one and one-half percent (1.5%) simple interest per month accruing from the due date.

7.6 Payments in Foreign Countries.

7.6.1 Royalties and other payments under this Agreement are payable from the country in which they are earned and are subject to foreign exchange regulations then prevailing in the country. Payments must be paid to Silo in U.S. Dollars wire transfer or by check(s) drawn to the order of Silo. To the extent payments are due on amounts earned in a foreign country, those payments shall be determined first in the currency of the country in which they are earned, and then converted to their equivalent in U.S. Dollars. The buying rates of exchange for converting the currencies involved into the currency of the U.S. quoted by the Wall Street Journal (or any successor), averaged on the last Business Day of each of three (3) consecutive calendar months constituting the period in which the royalties were earned, shall be used to determine any conversion. Aikido shall bear any loss of exchange or value or pay any expenses incurred in the transfer or conversion to U.S. dollars.

7.6.2 If any applicable law or regulation (including without limitation currency exchange regulations) prevents or limits payments in any country, Aikido shall render to Silo annual reports of sales, or other applicable activities in that country. All monies due and owing Silo as provided in the annual reports shall, at Silo’s option: (a) be deposited promptly in a local bank in that country in an account to be designated by Silo in writing; or (b) be paid promptly to Silo or deposited in its account, as directed in writing by Silo in any other country where the payment or deposit is lawful.

7.7 Contact Information for Payments and Reports. Each party’s contract information for payments and reports is set forth on Schedule G. Each party shall promptly notify the other party of any change of such information.

Article 8. TERM AND TERMINATION

8.1 Term and Expiration.

8.1.1 The Term of this Agreement shall commence as of the Effective Date.

8.1.2 The Term of this Agreement shall continue in full force and effect on a Licensed Product-by-Licensed Product and country-by-country basis until the later of: (a) the date of expiration of the last to expire claim of the Patent Rights covering such Licensed Product in such country; (b) the expiration of data protection, new chemical entity, orphan drug exclusivity, regulatory exclusivity, or other legally enforceable market exclusivity, if applicable; or (c) ten (10) years after the First Commercial Sale of a Licensed Product in that country.

8.1.3 The Term of this Agreement shall expire fifteen (15) years after the Effective Date with respect to any country in which: (a) there were never any Patent Rights; (b) there was never any data protection, new chemical entity, orphan drug exclusivity, regulatory exclusivity, or other legally enforceable market exclusivity with respect to a Licensed Product; and (c) there was never a First Commercial Sale of a Licensed Product.

8.2 Termination by Silo.

8.2.1 Failure to Pay. If Aikido or an Aikido Affiliate fails to pay any sum due and payable under this Agreement, Silo may terminate this Agreement and the license(s) granted under this Agreement, if the failure is not cured within thirty (30) days of receiving written notice thereof from Silo.

8.2.2 Failure to Achieve a Milestone. If Aikido fails to timely achieve any of the diligence milestones set forth on Schedule C (as it may be duly amended pursuant to Section 4.1.4), Silo may terminate this Agreement and the license(s) granted under this Agreement upon written notice to Aikido.

8.2.3 Other Failure to Perform. In the event of any non-payment breach, default, or other failure by Aikido or an Aikido Affiliate to perform any material provision of this Agreement (other than those covered by another subsection of this Section 8.2), Silo may terminate this Agreement and the license(s) granted under this Agreement, if the breach, default, or other failure is not cured within the time period set forth in a relevant Section of this Agreement, or if none is so stated, within sixty (60) days of written notice thereof.

8.2.4 Bankruptcy. Silo may terminate this Agreement and the license granted under this Agreement upon Aikido’s making of an assignment for the benefit of creditors or being adjudicated bankrupt; the placing of all or substantially all of Aikido’s assets in the control of a receiver or trustee for the benefit of creditors and the receivership or trusteeship continues for a period of at least ninety (90) days; Aikido’s instituting proceedings under federal bankruptcy laws relating to insolvency of debtors, in which Aikido seeks to be adjudicated bankrupt or to be discharged of its debts, or to effect a plan of liquidation or reorganization; or the instituting by others of those proceedings against Aikido, where Aikido consents or acquiesces by pleading or default, or where those proceedings are not contested and discharged within ninety (90) days. (The foregoing are collectively referred to as “Bankruptcy.”)

8.3 Termination by Aikido. Aikido may terminate this Agreement as to one or more or all countries. In that event, Aikido shall provide Silo with ninety (90) days’ advance written notice of termination specifying the country(ies), and shall pay to Silo all payments due through the effective date of the termination with respect to those country(ies).

8.4 Survival. Expiration or termination of this Agreement does not relieve either party of any obligation which arises before expiration or termination, including without limitation obligations for payment and reporting. Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect, including without limitation Article 6 (Confidentiality), Article 7 (Reports, Payments, and Accounting), Section 11.1.6 (Insurance), Section 11.2 (Indemnification by Aikido), and Article 12 (Dispute Resolution).

8.5 Effect of Termination. Upon termination of this Agreement in whole or in part for any reason prior to expiration of the Term (except that, in the case of partial termination, the following shall apply only regarding the terminated portion):

8.5.1 Aikido shall not thereafter have any license or other rights to the Invention and Patent Rights;

8.5.2 On or before the effective date of expiration or termination, Aikido shall pay to Silo all amounts due under this Agreement, including without limitation royalties, and fees;

8.5.3 Aikido shall not thereafter grant to any Aikido Affiliate or third party any rights in the Invention and/or the Patent Rights;

8.5.4 Each party shall comply with the requirements of Section 6.8 (Return or Destruction of Confidential Information);

8.5.5 Aikido shall immediately either deliver to Silo, or destroy and certify to Silo in writing the destruction of, the following which it received from or on behalf of Silo: physical embodiments or manifestations of the Invention and/or the Patent Rights;

8.5.6 Each party shall execute and deliver any agreements, instruments, and documents as are reasonably necessary or appropriate to carry out the terms and conditions of this Agreement, including without limitation in connection with prosecuting any patent application(s) or otherwise obtaining Patent Rights; and

ARTICLE 9. OTHER AGREEMENTS

9.1 Non-Employment of University Personnel.

9.1.1. During the Term, Aikido and Aikido Affiliates shall not knowingly employ or compensate, directly or indirectly, any University Personnel working on matters related to the Invention and/or the Patent Rights, or involved in negotiating this Agreement on behalf of University, during employment by University or for two (2) years thereafter, unless consented to in writing by University’s President (or his/her designee); provided, however, that nothing in this Section 9.1.1 shall prohibit Aikido and Aikido Affiliates from hiring any University Personnel who respond to general employment solicitation not targeted at University Personnel, including general advertisement. “Compensation” includes without limitation: stock option or stock purchase agreements, consulting agreements, any other form of agreement, and cash payments. “Employment” includes both uncompensated and compensated service. The Maryland Public Ethics Law (Title 5, General Provisions Article, Annotated Code of Maryland) may apply to a decision by the University President in regard to the matter.

9.1.2. This Section 9.1 is not intended to prevent University Inventors from: (a) owning equity of Aikido or an Aikido Affiliate received by University Inventor as a distribution of licensing revenues under the IP Policies; (b) serving on the Scientific Advisory Board of Aikido or an Aikido Affiliate, and receiving compensation for such service; (c) performing research pursuant to a sponsored research agreement between University and Aikido or an Aikido Affiliate; or (d) serving as a consultant to Aikido or an Aikido Affiliate and receiving compensation for such service. However, all of those cases are subject to and contingent upon compliance with the conflict of interest and other provisions of the Maryland Public Ethics Law, and with applicable policies and procedures of USM and University, including without limitation those regarding consulting arrangements. This provision is not intended to prevent Aikido from placing any reasonable restrictions upon University Inventor’s stock that may be necessary to satisfy federal or state laws or regulations applicable to Aikido or to development or commercialization of Licensed Products.

9.2 Use of Names, Endorsements, and Publicity.

9.2.1 Neither party shall use the name, seal, logo, trademark, or service mark of the other party, any Affiliate, or any University Related Organization, or any of their respective Personnel, or any adaptation thereof, in any advertising, publicity, or other public statements without prior written consent obtained from such other party, Affiliate, University Related Organization, or individual, as the case may be, except where required by applicable law or regulation. Aikido hereby grants to University and UMVentures the right to display its logo on their websites in promoting technologies licensed to industry.

9.2.2 Either party may publicize the fact that the parties have entered into this Agreement. However, press releases or other public releases of information shall be agreed upon by the parties prior to release.

9.2.3 Aikido shall not in any way advertise, publicize, or imply that University endorses any products or services provided or to be provided by Aikido by entering into this Agreement or otherwise.

9.3 Patent Marking. Aikido shall cause “Patent Pending,” the Patent Rights patent number, or other patent markings to appear on all Licensed Products, their labels or their packaging to the extent required by and in accordance with the law in each country where Licensed Products are sold or offered for sale.

9.4 Inspection. Aikido shall allow Silo to inspect, at any time during regular business hours and upon reasonable notice, all Aikido correspondence regarding the Patent Rights and/or Licensed Products to and from the FDA and any other applicable U.S. regulatory agency, and any foreign equivalent.

9.5 Non-Disparagement. Each party acknowledges, agrees, and covenants that it will not make any public statement, comment, or communication that could constitute disparagement of, or that may be considered to be derogatory or detrimental to the name or reputation of, the other party or any of its Personnel. Both parties further agree that they will not in any way solicit any such statements, comments, or communications from a third party. This non-disparagement covenant applies to any public or private statements, comments, or communications in any form, whether oral, non-verbal, written, or electronic. Notwithstanding the foregoing, each party may disclose information to its attorneys or in response to a lawful subpoena or court order requiring disclosure of information.

9.6 Compliance with Applicable Law. Aikido shall comply with all applicable laws, rules, and regulations in connection with this Agreement.

ARTICLE 10. REPRESENTATIONS AND WARRANTIES

10.1 By Silo. Silo represents as of the Effective Date:

10.1.1 Based upon assignments from the University Inventors (who, to the actual knowledge of Silo, are the only University Personnel who were the Inventors of the Invention), University has full right, title, and interest in and to the Patent Rights, subject to any rights of the U.S. Government under grants to University and Federal IP Policy.

10.1.2 To the actual knowledge of Silo, the Patent Rights are not the subject matter of any currently pending litigation involving University or Silo, and Silo has no actual knowledge of any related litigation contemplated either by University, Silo or by any third party.

10.1.3 To the actual knowledge of Silo, no Person disputes ownership of Patent Rights as described in this Agreement.

10.1.4 The execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement have been duly approved; this Agreement has been properly executed by an authorized officer of Silo; and this Agreement is the valid and binding obligation of Silo and is enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency, and similar laws affecting the rights of creditors generally, general principles of equity, and Maryland law with regard to actions in contract against the State of Maryland.

10.1.5 To the actual knowledge of Silo, the execution, delivery, and performance of this Agreement do not violate any agreement to which University or Silo is a party, or any order, judgment, or decree applicable to University or Silo.

10.1.6 To the actual knowledge of Silo, no consent, approval, or authorization of, or designation, declaration, or filing with any governmental authority or other Person, is required on the part of Silo in connection with the execution, delivery, or performance of this Agreement.

10.2 DISCLAIMER OF WARRANTIES BY UNIVERSITY.

10.2.1 EXCEPT AS SET FORTH IN SECTION 10.1: THE INVENTION, THE PATENT RIGHTS, LICENSED PRODUCTS, LICENSED SERVICES, AND UNIVERSITY’S CONFIDENTIAL INFORMATION ARE PROVIDED “AS IS.” EXCEPT AS SET FORTH IN SECTION 10.1: ALL EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES REGARDING THE INVENTION, THE PATENT RIGHTS, PATENT APPLICATIONS, LICENSED PRODUCTS, OR UNIVERSITY’S CONFIDENTIAL INFORMATION ARE HEREBY DISCLAIMED, INCLUDING WITHOUT LIMITATION AS TO: SCOPE, VALIDITY OR ENFORCEABILITY; WHETHER A PATENT APPLICATION WILL BE APPROVED OR THAT A PATENT WILL ISSUE; RELIABILITY, COMPLETENESS, OR ACCURACY OF UNIVERSITY’S CONFIDENTIAL INFORMATION; INFRINGEMENT OR NON-INFRINGEMENT; THE PERFORMANCE OF LICENSED PRODUCTS, INCLUDING WITHOUT LIMITATION AS TO THEIR SAFETY, EFFECTIVENESS, OR COMMERCIAL VIABILITY; AND THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COURSE OF DEALING, USAGE OF TRADE, OR NON-INFRINGEMENT.

10.2.2 EXCEPT AS SET FORTH IN SECTION 10.1: UNIVERSITY HAS MADE NO INVESTIGATION AND MAKES NO REPRESENTATION THAT THE INVENTION, THE PATENT RIGHTS, THE LICENSED PRODUCTS, UNIVERSITY’S CONFIDENTIAL INFORMATION, OR THE METHODS USED IN MAKING OR USING THE LICENSED PRODUCTS IS OR WILL BE FREE FROM INFRINGEMENT OF PATENTS, COPYRIGHTS, TRADEMARKS, OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

10.2.3 UNIVERSITY SHALL NOT BE LIABLE FOR ANY DAMAGES OF ANY NATURE WHATSOEVER RESULTING FROM RECEIPT OR USE BY AIKIDO OF UNIVERSITY’S CONFIDENTIAL INFORMATION OR IN CONNECTION WITH ANY CLAIM BY AIKIDO OR A THIRD PARTY AGAINST UNIVERSITY. ANY ACTIONS TAKEN BY AIKIDO IN RESPONSE TO THE DISCLOSURE OF UNIVERSITY’S CONFIDENTIAL INFORMATION SHALL BE SOLELY AT THE RISK OF AIKIDO.

10.3 By Aikido. Aikido represents and warrants to Silo as of the Effective Date that:

10.3.1 Aikido is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Aikido has all requisite corporate power and authority to own, operate, and lease its properties, to carry on its business as now being conducted and as contemplated by this Agreement, to enter into this Agreement, and to carry out the transactions contemplated under this Agreement.

10.3.2 The execution, delivery and performance of this Agreement and the transactions contemplated under this Agreement have been duly approved; this Agreement has been properly executed and attested by the duly authorized officer(s) of Aikido; and this Agreement is the valid and binding obligation of Aikido and is enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, reorganization, insolvency, and similar laws affecting the rights of creditors generally, and general principles of equity.

10.3.3 The execution, delivery, and performance of this Agreement do not violate the terms of Aikido’s organizational documents, any agreement to which Aikido (or, to Aikido’s knowledge, any of Aikido’s Personnel) is a party, or any order, judgment, or decree applicable to Aikido (or, to Aikido’s knowledge, any of Aikido’s Personnel).

10.3.4 No consent, approval, or authorization of or designation, declaration, or filing with any governmental authority or other Person is required on the part of Aikido in connection with the execution, delivery, or performance of this Agreement, except as specifically set forth in this Agreement.

10.3.5 Aikido (and to Aikido’s knowledge, any of Aikido’s Personnel) is not a party to any agreement or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, or, to Aikido’s knowledge, any rule or regulation which materially adversely affects the operations, prospects, properties, assets, or condition (financial or otherwise) of Aikido.

10.3.6 No suit, action, litigation, administrative proceeding, arbitration proceeding, governmental proceeding, investigation, inquiry, or other proceeding is pending or, to Aikido’s knowledge, threatened against Aikido (or, to Aikido’s knowledge, any of Aikido’s Personnel) which would materially adversely affect Aikido’s ability to perform its obligations under this Agreement.

10.3.7 Aikido has not received oral or written notice of any claim or violation under any inquiry, law, ordinance, requirement, regulation, or order as it relates to Aikido’s performance under this Agreement, and does not have knowledge of any act or omission by Aikido or any Aikido Personnel that may potentially result in such a claim or violation.

10.3.8 To Aikido’s knowledge, Aikido has substantially complied with all federal, state, and local laws, rules, regulations, and administrative directives where the failure to do so has, or would be reasonably expected to have, a materially adversely effect upon the conduct and operation of its business.

10.3.9 Aikido warrants and represents that, as of the Effective Date, a true and complete list of its Aikido Affiliates is set forth on Schedule E.

ARTICLE 11: INSURANCE AND INDEMNIFICATION

11.1 Aikido’s Insurance.

11.1.1 Aikido shall maintain insurance coverage (or an equivalent program of self-insurance) that is reasonably sufficient to fulfill its obligations under this Agreement for itself, Aikido Affiliates, and their Personnel, including without limitation the following:

11.1.2 Commercial General Liability insurance with coverage of not less than $1,000,000 for any single occurrence and $3,000,000 in the aggregate;

11.1.3 Umbrella coverage that is reasonably sufficient to fulfill Aikido’s obligations under this Agreement, but not less than $5,000,000 in the aggregate;

11.1.4 During any period that the one or more Clinical Trials is being conducted by or on behalf of Aikido: Clinical trial insurance (or professional liability insurance/errors and omissions) with coverage of not less than $1,000,000 for any single occurrence and $3,000,000 in the aggregate; and

11.1.5 Upon commencing testing or sales of Licensed Products , product liability insurance with coverage of not less than $1,000,000 for any single occurrence and $3,000,000 in the aggregate.

11.1.6 All of such insurance shall have reasonable deductibles. Beginning on the third (3rd) anniversary of the Effective Date of this Agreement, and every three (3) years thereafter, University may require that the types or the amount of the insurance to be maintained on behalf of Aikido under this Section 11.1 be modified so that University’s interests are adequately protected (as determined in University’s reasonable discretion). However, unless Aikido otherwise agrees: (a) University may not require that the amount of such insurance be increased to an amount equal to more than the then current amounts plus five percent (5%); and (b) any such increase shall be required to be effected only upon the expected renewal date of the relevant policy. University may modify or waive any of the requirements in this Section 11.1 in its reasonable discretion.

11.1.7 Aikido will deposit with University insurance certificate(s), satisfactory in form and substance to University: (a) on or before execution of this Agreement; (b) each time there is a material change in Aikido’s insurance coverage; and (c) each time Aikido’s insurance coverage is renewed. Failure to deposit those policies shall not relieve Aikido of its obligations to obtain and keep in force insurance coverage required by this Agreement. The insurance required under this Agreement may be maintained by means of a policy or policies of blanket insurance so long as the provisions of this Agreement are fully satisfied.

11.1.8 All insurance required to be carried by Aikido by this Section 11.1 shall provide that the policy shall not be subject to cancellation, termination, or reduction in coverage, except after thirty (30) days’ prior written notice to University. All of those policies shall name University as an additional insured as its interest may appear. All policies shall be endorsed to indicate that they provide primary coverage without any right of contribution from any other insurance that University may have. A waiver of subrogation in favor of the Indemnitees shall also be endorsed to the policies.

11.1.9 All such policies shall be issued by duly licensed companies with a rating of A- or better in the current Best’s Insurance Reports, published by A.M. Best Company, Inc.

11.1.10 If Aikido’s liability insurance is written on a claims-made basis (rather than on an occurrence basis), Aikido shall maintain such insurance coverage during the Term of this Agreement and for five (5) years thereafter, or Aikido shall purchase an extending reporting privilege covering such period.

11.2 Indemnification by Aikido.

11.2.1 Aikido agrees to defend, indemnify, and hold harmless the State of Maryland, USM, University, University Related Organizations, and each of their respective current and future regents, directors, trustees, officers, faculty, medical and professional staff, employees, students, trainees, and agents, and their respective successors, heirs, and assigns (each individually an “Indemnitee” and all, collectively the “Indemnitees”) against any claim, liability, cost, damage, deficiency, loss, expense or obligation of any kind or nature (including without limitation reasonable attorneys’ fees, expert witness fees, court costs and other costs and expenses of litigation at trial and appellate levels) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments:

11.2.2 Arising out of or relating to the actions or omissions, failure to comply with applicable laws or regulations, or non-performance or breach of this Agreement of or by Aikido (or any Aikido Affiliate; Aikido Personnel; or any other Person acting on behalf of or under authorization from Aikido, an Aikido Affiliate);

11.2.3 Arising out of the use of or relating to the Invention, Patent Rights, Licensed Products, or Confidential Information by Aikido (or any Aikido Affiliate, Aikido Personnel, or any other Person acting on behalf of or under authorization from Aikido or an Aikido Affiliate);

11.2.4 Arising out of or relating to any claim against an Indemnitee that any Licensed Product, or use, infringes upon the intellectual property rights of any third party; or

11.2.4.1 Arising out of or relating to any theory of product liability (including without limitation actions in the form of tort, warranty, or strict liability) concerning any Licensed Product or any other product, process or service made, used, or sold pursuant to any right or license granted under this Agreement; or

11.2.4.2 Arising out of or relating to use by an Indemnitee of a product, process, service, or protocol developed using the Invention, Patent Rights, Confidential Information, or Licensed Product by Aikido (or any Aikido Affiliate, Aikido Personnel, or any other Person acting on behalf of or under authorization from Aikido or an Aikido Affiliate), provided the use was consistent with any instructions, protocols, or supervision provided or approved by Aikido or Aikido Affiliate.

11.2.4.3 The agreement to defend, indemnify and hold harmless an Indemnitee is conditioned upon: (a) an Indemnitee promptly notifying Aikido in writing after Indemnitee receives notice of any claim; provided, however, the failure to so notify Aikido will not relieve Aikido of any obligation which it may have to an Indemnitee under this Agreement or otherwise to the extent that such failure or delay does not actually and materially prejudice Aikido; and (b) the Indemnitee cooperating with Aikido in the defense of the claim (but at Aikido’s expense). The agreement to defend, indemnify, and hold harmless an Indemnitee shall not apply if the claim, cost, or liability was solely caused by the negligence or intentional misconduct of that Indemnitee. Notwithstanding the foregoing, each Indemnitee shall have the right to participate at its own expense in the defense of any claims through counsel of its own choosing. Aikido will not settle any claim in any manner that affects an Indemnitee’s rights without that Indemnitee’s prior written consent, which will not be unreasonably withheld, conditioned, or delayed.

Article 12. DISPUTE RESOLUTION

12.1 Negotiation. If there is a dispute between the parties related to this Agreement, or between Aikido and University, either party, by notice to the other party, may have the dispute referred to the parties’ respective officers designated below, or their successors, for attempted resolution by good faith negotiations within thirty (30) days after the notice is received. The designated officers are as follows:

For Aikido:  Chief Executive Officer

For Silo: Chief Executive Officer

For University: Senior Vice President and Chief Enterprise and Economic Development Officer

12.2 Mediation. If the designated officers are not able to resolve the dispute within this thirty (30) day period, or any agreed extension, they shall confer in good faith with respect to the possibility of resolving the matter through mediation with a mutually acceptable third party or a nationally recognized U.S. mediation organization. If the parties agree to attempt to resolve the matter through mediation, they shall participate in any mediation sessions in good faith in an effort to resolve the dispute in an informal and inexpensive manner. All expenses of the mediator shall be shared equally by the parties. The parties will attempt to conclude mediation within six (6) months after the notice referred to in Section 12.1.

12.3 Disputes Regarding Payment Calculation or Royalty Rate. Any dispute regarding the calculation of payments due from Aikido to Silo that is not timely resolved through the dispute resolution procedures of Section 12.1 and 12.2, shall be submitted to a national independent certified public accounting firm or other independent expert, to be appointed by agreement of Silo and Aikido, whose decision shall be final and binding upon the parties. The costs and expenses of the consultant shall be paid by the non-prevailing party.

12.4 Admissibility of Evidence. Evidence of anything said or any admission made in the course of any dispute resolution procedure shall not be admissible in evidence in any civil action between the parties. In addition, no document prepared for the purpose of, or in the course of, or pursuant to, the dispute resolution procedure, or copy thereof, shall be admissible in evidence in any civil action between the parties. However, the admissibility of evidence shall not be limited if both parties consent to disclosure of the evidence.

12.5 Jurisdiction; Waiver of Trial by Jury. With respect to any dispute that is not resolved pursuant to other provisions of this Article, each party consents to the jurisdiction of the Courts of New York for any suit against the other party relating to this Agreement, except that, in any dispute with University, Aikido consents to the jurisdiction of the Circuit Court of Baltimore City or Anne Arundel County, Maryland, and agrees to file any such suit in one of those courts. SILO AND AIKIDO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY LITIGATION BETWEEN THEM ARISING FROM THIS AGREEMENT.

12.6 State Immunity and Limitations of Liability. No provision of this Agreement shall constitute or be construed as a limitation, abrogation, or waiver of any defense or limitation of liability available to the State of Maryland or its units (including without limitation USM and University), officials, or employees under Maryland or Federal law, including without limitation the defense of sovereign immunity or any other governmental immunity. Section 12-202, State Government Article, Annotated Code of Maryland, applies to claims based on this Agreement.

12.7 Maryland Tort Claims Act. University and University Personnel acting within the scope of their employment by University are subject to the Maryland Tort Claims Act (Title 12, Subtitle 1, State Government Article, Annotated Code of Maryland) (the “Tort Claims Act”). The Tort Claims Act permits claims in tort against the State of Maryland only under certain circumstances and subject to limits provided by law, based on the negligent acts or omissions of State employees acting within the scope of their employment.

Article 13. NOTICES AND INVOICES

13.1 Notices. Notices under this Agreement shall be in writing and shall be delivered personally as proven by a signed receipt, sent by a reputable, recognized national overnight delivery service, charges prepaid, or sent by certified mail return receipt requested. Notices shall be addressed to a party at the address specified below, or at those other place or places as shall from time to time be specified in a notice similarly given. All notices shall be effective upon receipt. Each party shall promptly notify the other party of any change of address for the delivery of notices or invoices.

If to Aikido:	If to Silo:

Aikido Pharma, Inc. One Rockefeller Plaza 11th Floor New York, NY 10020	Silo Pharma, Inc. 560 Sylvan Avenue, Suite 3160 Englewood Cliffs, NJ 07632 Attn: Chief Executive Officer
Copy to:	Copy to:
Legal counsel to Silo, as may be designated from time to time.	Legal counsel to Silo, as may be designated from time to time.

13.2 Invoices. Invoices to Aikido under this Agreement may be sent to the following address and email address or at those other place or places as shall from time to time be specified in a notice similarly given:

Aikido Pharma, Inc.

One Rockefeller Plaza

11th Floor

Attn: Accounts Payable

Email: bogando@aikidopharma.com

Article 14. ASSIGNMENT

14.1 General. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors, and permitted assigns. Any reference in this Agreement to a party shall be construed to include that party’s successors and permitted assigns. Any purported assignment in violation of this Article shall be null and void.

14.2 Assignment by Aikido.

14.2.1 Assignments and Transfers.

(a) The rights and licenses granted in this Agreement are personal to Aikido. Without the prior written consent of Silo, which consent shall not be unreasonably withheld, conditioned, or delayed: (1) Aikido shall not assign or transfer any right or obligation under this Agreement; and (2) this Agreement may not be assigned or otherwise transferred (by operation of law, in connection with a Change of Control, or otherwise); provided, however, this Section shall not apply to an assignment to an Aikido Affiliate (which shall be subject to Section 3.3), or in connection with a Change of Control (which shall be subject to Section 14.2.2). A Change of Control (no matter how the transaction is structured) constitutes an assignment or transfer.

(b) This Agreement and Aikido’s rights and obligations under this Agreement shall not be transferred or assigned separate from all or substantially all of Aikido’s other business assets, including without limitation those assets that are the subject of this Agreement.

(c) Any assignment or transfer in violation of this Section 14.2 shall be voidable in whole or in part by University in its sole discretion.

(d) In the event of a permitted assignment or transfer, Aikido shall remain primarily liable for all of its own obligations under this Agreement, and for the obligations of its assignee or transferee, including without limitation all payments required by this Agreement. No assignment shall relieve Aikido of responsibility for the payment or performance of any accrued obligation under this Agreement.

14.2.2 Assignment upon Change of Control.

(a) Notwithstanding Section 14.2.1, Aikido may, without Silo’s consent, assign this Agreement and its rights and obligations under this Agreement in connection with a Change of Control, but only if the Change of Control complies with this Section 14.2.2.

(b) The Change of Control transaction must be: (1) an arm’s-length transaction for a legitimate business purpose; (2) duly approved by Aikido’s board of directors in accordance with applicable law; (3) an assignment or transfer of all or substantially all of Aikido’s assets, and not an assignment or transfer of the assets that are the subject of this Agreement separate from an assignment or transfer of all or substantially all of Aikido’s assets; and (4) not in connection with a Bankruptcy of Aikido.

(c) The purported assignee: (1) shall not be in default of its material obligations under any agreement with Silo, University, USM, or the State of Maryland, and be current on all of its financial obligations to Silo, University, USM, or the State of Maryland (including without limitation taxes); (2) shall not be a party to a litigation proceeding adverse to Silo, University or USM, if in the reasonable judgment of Silo or University the proceeding would materially adversely affect the assignee’s ability to fulfill its obligations under this Agreement; (3) shall not be in Bankruptcy; (4) shall have financial capacity and resources at least as great as Aikido’s to develop, commercialize, and/or sell the Licensed Products, and to fulfill its financial obligations under this Agreement; and (5) shall be able to fulfill the diligence obligations required by this Agreement.

(d) Unless prohibited by law or a written agreement, Aikido shall give Silo written notice identifying the prospective assignee and the material terms of the transaction (subject to confidentiality obligations) within a reasonable time prior to the closing of the transaction.

(e) The assignee shall assume in writing all accrued and prospective obligations of Aikido under this Agreement.

(f) The assignee shall meet with representatives of Silo within sixty (60) days of the closing of the transaction to discuss the assignee’s plans for the future development, commercialization, and/or sales of Licensed Products, and the Patent Rights. If the assignee determines that it does not wish to continue that development, commercialization, and/or sales, then the assignee shall immediately give notice terminating this Agreement under Section 8.3. Failure of the assignee to give notice shall entitle Silo to terminate this Agreement immediately upon delivery of written notice.

14.3 Assignment by Silo. Without Aikido’s consent, Silo may assign this Agreement: (a) to a successor-in-interest; or (b) to the University Inventors, in the event of an assignment of the Inventions to the University Inventors pursuant to Federal IP Policy or the IP Policies. Silo may not otherwise assign or transfer this Agreement without the prior written consent of Aikido, which shall not be unreasonably withheld, conditioned, or delayed.

Article 15. MISCELLANEOUS

15.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to any conflicts of laws principles that would require the application of the laws of any other jurisdiction).

15.2 Entire Agreement. This Agreement embodies the entire understanding between the parties with respect to the subject matter of this Agreement. There are no contracts, understandings, conditions, warranties or representations, oral or written, express or implied, with reference to the subject matter of this Agreement that are not merged in this Agreement. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect. The parties acknowledge that in entering into this Agreement, the parties relied solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements with respect to the subject matter of this Agreement, whether written or oral, not incorporated in this Agreement are superseded.

15.3 Severability. If any clause or provision of this Agreement shall be determined by any court or governmental body to be illegal, invalid, or unenforceable under present or future laws effective during the Term: (a) the remainder of this Agreement shall not be affected by such illegality, invalidity, or unenforceability; and (b) in lieu of each clause or provision that is illegal, invalid, or unenforceable, there shall be added as a part of this Agreement a clause or provision as similar in terms to such illegal, invalid, or unenforceable clause or provision as may be possible and be legal, valid and enforceable.

15.4 Force Majeure. Neither party shall be liable for any failure to perform its obligations where that failure is as a result of any of the following occurrences, if beyond the reasonable control and without the fault or negligence of the party in question: (a) strike, lock-out or other labor troubles, (b) city, county, State or other governmental restrictions, injunctions or limitations, including the nonissuance of any required permit(s), (c) failure or shortage of raw materials, electrical power, water, fuel, oil, or other utility or service, (d) riot, war, insurrection, terrorism, or other national or local emergency, (e) accident, flood, fire, earthquake, or other casualty, (f) adverse weather conditions, (g) generalized health restrictions (including without limitation epidemics or pandemics), public health emergencies, quarantine restrictions, or (h) other act of God. Any party asserting force majeure as an excuse shall have the burden of proving that reasonable steps were taken to minimize delay or damages caused by foreseeable events, that all non-excused obligations were substantially fulfilled, and that the other party was timely notified of the likelihood or actual occurrence that would justify such an assertion.

15.5 Amendments; Waivers; Cumulative Remedies. This Agreement may not be amended unless the amendment is in writing and signed by a duly authorized representative of each party. No right or remedy of either party may be waived, unless the waiver is in writing and signed by a duly authorized representative of the party granting the waiver. A failure or delay by a party in exercising any of its rights or remedies under this Agreement does not constitute a waiver of the rights or remedies, nor does any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the parties provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

15.6 Relationship between the Parties. Silo and Aikido are not (and nothing in this Agreement may be construed to constitute them as) partners, joint venturers, agents, representatives or employees of the other. Neither party has any responsibility nor liability for the actions of the other party except as specifically provided in this Agreement. No party has any right or authority to bind or obligate the other party in any manner or make any representation or warranty on behalf of the other party.

15.7 Expenses. Except as otherwise specifically set forth in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party which incurs the cost or expense, and the other party has no liability for the cost or expense.

15.8 No Third Party Beneficiaries. This Agreement is not intended to create, and does not create, enforceable legal rights as a third party beneficiary or through any other legal theory on the part of any University Personnel or any other Person, except as otherwise provided by Section 11.2 (Indemnification by Aikido).

15.9 Interpretation. Each party to this Agreement participated in the drafting of this Agreement. Each party was represented by counsel, or had the opportunity to be represented by counsel. Therefore, no party shall be considered to be the “draftsman,” and ambiguities shall not be construed against any particular party. The section and subsection headings have been included for convenience only, are not part of this Agreement, and shall not be taken as an interpretation thereof. The singular includes the plural and the plural includes the singular. The use of any gender, tense, or conjugation includes all genders, tenses, and conjugations. The words “including,” “inclusive,” or words of similar import shall be construed to mean “including without limitation,” unless the context clearly indicates otherwise. References to “writing” or “written” include printing, typing, lithography, and other means of reproduction in a visible form. References to agreements and other contractual instruments include all subsequent amendments thereto or changes entered into in accordance with their respective terms and which are not prohibited by this Agreement. References to “days” shall mean calendar days, unless the context clearly indicates that it should be construed to mean “Business Days.” All Schedules and Exhibits attached to this Agreement are hereby incorporated in this Agreement.

15.10 Further Assurances. The parties shall execute and deliver and cause to be executed and delivered further agreements, instruments, and documents and shall take further actions as may reasonably be required or appropriate to carry out the terms and conditions of this Agreement.

15.11 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), or other transmission method. Any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes

[SIGNATURES ON FOLLOWING PAGE]

SIGNATURE PAGE TO MASTER LICENSE AGREEMENT

IN WITNESS WHEREOF, each party has caused this Agreement to be executed under seal by its duly authorized representative.

Silo Pharma, Inc.

By:	/s/ Eric Weisblum	(SEAL)
Name:	Eric Weisblum
Title:	Chief Executive Officer
Date:	April 6, 2021

Aikido Pharma, Inc.

By:	/s/ Anthony Hayes	(SEAL)
Name:	Anthony Hayes
Title:	Chief Executive Officer
Date:	April 6, 2021

SCHEDULE A

PATENT RIGHTS

[*]

SCHEDULE B

AIKIDO’S COMMERCIALIZATION PLAN

[*]

SCHEDULE C

DILIGENCE MILESTONES

[*]

SCHEDULE D

MILESTONE PAYMENTS

Milestone	Payment
1. [*]	$[*]
2. [*]	$[*]
3. [*]	$[*]
4. [*]	$[*]
5. [*]	$[*]

SCHEDULE E

AIKIDO AFFILIATES

[*]

SCHEDULE F

PAYMENT INFORMATION

[*]

SCHEDULE G

CONTACT INFORMATION FOR PAYMENTS AND REPORTING

Silo Contact Information
Payments:
Name:	Eric Weisblum
Street Address:	560 Sylvan Avenue, Suite 3160
City/State/Zip:	Englewood Cliffs, NJ 07632
Email Address:	[*]
Reports:
Name:	Eric Weisblum
Street Address:	560 Sylvan Avenue, Suite 3160
City/State/Zip:	Englewood Cliffs, NJ 07632
Email Address:	[*]

Aikido Contact Information
Payments:
Name:	[*]
Street Address:	One Rockefeller Plaza, 11th Floor
City/State/Zip:	New York, NY 10020
Email Address:	[*]
Telephone:	[*]
Reports:
Name:	[*]
Street Address:	One Rockefeller Plaza, 11th Floor
City/State/Zip:	New York, NY 10020
Email Address:	[*]
Telephone:	[*]